

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. Robert W. Dunlap
Chief Executive Officer
Park-Premier Mining Company
32391 Horseshoe Drive
Evergreen, Colorado 80439

   Re: **Park-Premier Mining Company**
      Form 10-KSB for the Year Ended December 31, 2007
      Filed February 19, 2008
      Form 10-KSB/A1 for the Year Ended December 31, 2007
      Filed August 14, 2008
      Form 10-QSB/A for the Quarter Ended March 31, 2008
      Filed August 14, 2008
      Response letter dated August 14, 2008
      File No. 000-16736

Dear Mr. Dunlap:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

            Sincerely,

            Karl Hiller
            Branch Chief